UNYQ GROUP

FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2019 & 2018

(Unaudited)



UNYQ GROUP

INCOME STATEMENT

	2019	2018
Revenues	**2.457.384**	**2.420.706**
COGS	749.875	1.531.393
Gross profit	**1.707.509**	**889.313**
Operating Expenses		
G&A	3.274.546	4.022.340
S&M	854.003	2.003.975
R&D	1.302.185	492.218
Other expenses/(income)	146.461	-82.888
EBIT	**-3.869.687**	**-5.546.332**
Financial income	522	396
Financial expenses	525.821	319.422
Net income before tax	**-4.394.986**	**-5.865.358**
Income taxes	11.278	6.861
Net income	**-4.406.264**	**-5.872.219**



UNYQ GROUP

BALANCE SHEET

	31.12.19	31.12.18
Assets		
Current assets		
Cash and cash equivalents	75.917	336.733
Accounts receivables	359.943	125.759
Inventories	74.120	118.059
Other current assets	38.312	52.333
Total current assets	**548.293**	**632.884**
Fixed assets		
Property, plant & equipment	689.176	1.113.781
Intangible assets	349.426	83.045
Other assets	15.417	14.100
Total fixed assets	**1.054.020**	**1.210.926**
Total assets	**1.602.313**	**1.843.810**
Liabilities and shareholder equity		
Current liabilites		
Accounts payable	1.589.398	1.762.191
Other current libilities	128.376	301.135
Short term debt	291.754	126.822
Total current liabilities	**2.009.527**	**2.190.148**
Long term liabilities		
Bridge loan	2.632.375	0
Convertible note	798.820	0
Banks & lending agencies	402.300	181.564
Leasing	414.340	347.067
Total long term liabilities	**4.247.835**	**528.631**
Preferred shares (2nd seed)*	**1.599.999**	**1.599.999**
Shareholder equity		
Capital Stock	100	100
Additional paid in capital	13.605.381	13.502.595
Retained earnings	-19.860.530	-15.977.665
Total shareholder equity	**-6.255.050**	**-2.474.969**
Total liabilities and shareholder equity	**1.602.313**	**1.843.810**



UNYQ GROUP

STATEMENT OF CASH FLOWS

	2019	2018
Cash from operating activties:		
Cash from operating activities	-4.238.669	-5.248.394
Changes in working capital	-1.079.713	1.297.294
Net cash provided by operating activities	**-5.318.382**	**-3.951.100**
Cash flows from investing activities:		
Investing activities:	-114.627	-915.382
Net cash flows from investing activties	**-114.627**	**-915.382**
Cash flows from financing activties:		
Financing activities	5.178.854	4.788.198
Net cash flows from financing activities	**5.178.854**	**4.788.198**
Cash at the beginning of the period	**336.733**	**429.684**
Net increase / (decrease) in cash	-254.155	-78.283
Translation effect	-6.662	-14.668
Cash at end of period	**75.917**	**336.733**



UNYQ GROUP STATEMENT OF EQUITY	Common Stock		Preferred stock								Retained earnings (Accumulated deficit)	Total
			Series Seed1		Series Seed2*		SeriesA		SeriesB			
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		
Beginning balance, January 2018	22,550,000	100	6,343,930	1,050,000	5,854,368	1,595,707	14,994,158	4,649,693	0	111	-9,826,515	-4,126,610
Contributions	0	0	0	0	0	4,292	0	0	19,853,049	7,905,576		
2018	0	0	0	0	0	4,292	0	0	19,812,569	7,802,791		
2019	0	0	0	0	0	0	0	0	40,480	102,785		
Other comprehensive gain/loss											244,468	
Net income											-10,278,484	
2018											-5,872,219	
2019											-4,406,264	
Ending balance, December 31st 2019	22,550,000	100	6,343,930	1,050,000	5,854,368	1,599,999	14,994,158	4,649,693	19,876,509	7,905,687	-19,860,530	-6,255,050

* Series Seed2 classified as debt according to IFRS.



UNYQ®

NOTES TO THE FINANCIAL STATEMENT, DECEMBER 31, 2019 and 2018

Summary of Significant Accounting Policies

The Company
UNYQ Design, Inc (UNYQ) is a Delaware C-Corp incorporated February 14th, 2014 and with its headquarters located in San Francisco, CA.

Herein are the financial statements for UNYQ for the calendar year 2018/2019.

UNYQ is the creator and patent holder of a digital design tool platform that turns biometrics captured via an IOS app into customized fashionable 3D printed prosthetic products. Designed for individuals that seek self expression rather than hiding what makes up their personal uniqueness. UNYQ represents a new paradigm for designing and making prosthetics and orthotics, transforming them from traditionally manual work to digital workflow and well designed reimbursed prosthetic wear.

UNYQ is already leading in the area of 3D printed prosthetic wear producing over thousand units annually. We have a line of prosthetic covers and sockets that are sold to a network of 700 clinics in over 30 countries. Our biggest challenge moving forward to is to scale the production and successful sales model that has been well established in the Germanic and French speaking countries of Europe.

Fiscal Year
UNYQ operates financially based on the calendar year or a December 31st year-end.

Principles and Basis of Accounting
The financial statements included herein have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”) as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates
The financial statements found herein have been prepared using management’s estimates according to the accounting principles generally accepted in the United States. These estimates are used in reporting assets and liabilities as well as the disclosures of contingent assets and liabilities at year-end. Actual results could vary from those estimates since they are subjective in nature and are created using management’s judgment.



Risks and Uncertainties

REIMBURSEMENT. UNYQ does rely on that it's products are reimbursed by third-party payers, including both government healthcare programs and private health insurance plans. All third-party payers continue to develop methods of controlling healthcare costs, including review of claims, selective contracting, and competitive bidding.

REGULATORY ENVIRONMENT. UNYQ makes products that are medical devices and are as such subject to extensive global regulations by the respective authorities in countries where UNYQ operates. Such regulations can restrict all aspects of a medical device's design and testing, manufacturing, safety, labeling, storage, record-keeping, reporting, clearance and approval, promotion, distribution, and services.

ABILITY TO MARKET NEW UNYQ PRODUCTS. UNYQ operates in markets that are characterized by rapid technological change, driven by extensive research that is carried out by market participants. Technological innovation takes place at various stages in UNYQ's value chain and may include individual components, design, and functionalities of UNYQ products.

INDUSTRY CONSOLIDATION. Major shifts in UNYQ's market place include the consolidation of prosthetics manufacturers in recent years and the additional momentum that forward integration is gaining in the industries where UNYQ operates. Given the nature of acquisitions, it is uncertain to what degree UNYQ will be able to participate in further consolidation.

Intellectual Property Assets

UNYQ's Other Intellectual Property assets consist of patents, while R&D Intellectual Property. These assets are recorded at cost, and amortized over the useful life of the I.P.

Income Taxes

UNYQ is subject to filing corporate taxes within the federal jurisdiction of the United States and states within which it operates, namely Delaware and California. The company has sustained net operating losses for each year it has operated as an independently incorporated entity, including fiscal year 2018 and 2019. These accumulated net operating losses have been and will continue to carry forward into future years as a means of reducing future taxable income, and are listed in the Balance Sheet as such.

Revenue Recognition

UNYQ recognizes revenue once (i) products are shipped to a customer. UNYQ recorded $2,457,384 in revenue in 2019 and 2,420,706 in 2018.

Expenses

UNYQ expenses the costs as they are incurred.

Foreign Currency

UNYQ's reporting and functional currency is the United States Dollars ("USD"), and all financial statements are stated in those terms. Any foreign revenue and expenses were translated from



the foreign currency into USD by the transactional institutions of use and according to the prevailing exchange rates at that time.

Spain Subsidiary

UNYQ makes all it's products and hosts the operations in Spain in UNYQ Design Europe, a wholly owned subsidiary of UNYQ Design Inc. Those operations include production, shipping, customer service, admin and marketing personnel to service the global market.

Key Partnerships

UNYQ uses 3D printers that are leased from Hewlett Packard (HP), serviced from HP Barcelona Spain. The printers are leased.

Stock Option Compensation

UNYQ does have a stock option program in place for key personnel, executives and board members.

Commitments and Contingencies

UNYQ is not aware of any current, pending, or threatening litigation against the company or its members.

Convertible Note

UNYQ has issued a convertible note for $4.5M with $10M cap and 25% discount rate and IR of 10%.

Subsequent Events

Covid19 pandemic has impacted UNYQ revenues in 2020. We estimate sales to be around $1M.

In fiscal year 2020, the Company did receive a relieve ICO loan organized by Santander Bank as a part of Spanish Covid19 relieve program in the amount of $246K. A four years payment plan that will start in April of 2021 at 2.7% interest rate.

In fiscal year 2020, the Company negotiated bridge notes of $1.389M to be turned into the convertible note listed above and $973K from that same bridge loan was exchanged out for a long term 10 years note with annual interest rate of 10% and monthly payback terms and lumb payments at funding milestones. We are in further negotiations with other 20 creditors about a settlement payment plan.

The Company has evaluated subsequent events through December 20th, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.